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SEC Mail Processing Section

FEB 29 2012

Washington, DC
121

12012972

SEC ISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65837

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Devenir, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 France Avenue South, Suite 670
(No. and Street)

Minneapolis	Minnesota	55435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Remjeske 952-345-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name – *if individual, state last, first, middle name*)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Remjeske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Devenir, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI LYNN HANSEN
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

[Signature]
Signature

PRESIDENT
Title

Lori L Hansen
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lurie Besikof Lapidus
& Company, LLP

DEVENIR, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2011

DEVENIR, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2011

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Member
Devenir, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Devenir, LLC (a wholly-owned subsidiary) as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devenir, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

February 22, 2012

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis MN 55405
website www.lblco.com

DEVENIR, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

CASH	$ 23,304
CLEARING ACCOUNTS RECEIVABLE	12,544
CLEARING ACCOUNT DEPOSIT	25,000
	$ 60,848

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$ -
MEMBER'S EQUITY	60,848
	$ 60,848

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF INCOME
Year Ended December 31, 2011

REVENUE		
Investment banking fees		$ 36,891
Asset management commissions		527,922
Interest income		4
		564,817
OPERATING EXPENSES		
Employee compensation and benefits	$ 316,584	
Rent	27,672	
Licenses and permits	11,133	
Clearance fees	45,346	
Communications and data processing	11,177	
Professional services	84,703	
Interest	5	
Other expense	67,616	564,236
NET INCOME		$ 581

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2011

	Member's Equity
BALANCE – DECEMBER 31, 2010	$ 60,267
Net income	581
BALANCE – DECEMBER 31, 2011	$ 60,848

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

OPERATING ACTIVITIES		
Net income		$ 581
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Clearing accounts receivable	$ 6,536	
Prepaid expenses	19	
Accounts payable and accrued expenses	(425)	6,130
Net cash provided by operating activities and increase in cash		6,711
CASH		
Beginning of year		16,593
End of year		$ 23,304

See notes to financial statements.

DEVENIR, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies –

Description of Business

Devenir, LLC (Company) is a "fully disclosed introducing" broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB) and is a wholly-owned subsidiary of Devenir Group, LLC (Parent).

The Company is engaged in a single line of business which engages in the following types of services, as agreed to with FINRA:

- Broker retailing corporate debt and equity securities
- Retail mutual funds
- Broker U.S. Government securities and sell municipal securities in the secondary markets
- Investment advisory services
- Private placement of securities

Securities transactions are cleared by Pershing, LLC (Pershing) as the Company's clearing broker.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Investment banking fees are earned from providing private placement, merger and acquisition, divesture services, and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

Commissions and related clearing expenses for securities transactions are recorded on a settlement-date basis.

Income Taxes

Income or loss of the Company is allocated to the member for income tax purposes. Therefore, no provision for income taxes is presented in these financial statements.

2. Off-Balance Sheet Risk –

The Company clears all transactions for its customers on a fully disclosed basis with Pershing, a clearing broker, who carries all the customer accounts and maintains the related records. The Company is liable to Pershing for the transactions of the Company's customers. These activities may expose the Company to off-balance-sheet risk in the event the other parties are unable to fulfill their contractual obligations. A $25,000 clearing account was established to ensure the performance of obligations under the agreement.

3. Net Capital Requirement and Exemption –

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2011, net capital under the rule was $60,848, which exceeded the minimum capital requirement by $55,848. Aggregate indebtedness was $0 at December 31, 2011, resulting in a ratio of aggregate indebtedness to net capital of 0 to 1.

The Company operates under the provisions of section (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the remaining provisions of the rule.

4. Lease Commitments –

The Company operates in space leased on a month-to-month basis and furnished by its Parent. The Parent charges the Company for use of the office space and the communications system at 75% of the Parent's cost. Rent expense was $27,672 for 2011.

5. Related Party Transactions –

The Parent company is the sole owner of the Company and is responsible for maintaining net capital requirements.

The Company has an expense sharing agreement with its Parent for the provision and use of certain property, employee and other services. The agreement is for one year with renewal options. Expenses under the agreement were $428,000, consisting primarily of compensation, occupancy, and professional services.

6. Subsequent Events –

Management has evaluated subsequent events through February 22, 2012, the date at which the financial statements were available to be issued.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Member
Devenir, LLC
Minneapolis, Minnesota

We have audited the financial statements of Devenir, LLC as of and for the year ended December 31, 2011, and have issued our report thereon dated February 22, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 9 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

February 22, 2012

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

DEVENIR, LLC

COMPUTATION OF NET CAPITAL
December 31, 2011

NET CAPITAL	$ 60,848
BASIC NET CAPITAL REQUIREMENTS	
Net capital	$ 60,848
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	5,000
Excess net capital	$ 55,848
AGGREGATE INDEBTEDNESS	$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 to 1
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2011	
Net capital as reported by the Company	$ 60,848
Net audit adjustments	-
NET CAPITAL	$ 60,848

See independent auditor's report on supplementary information.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Member
Devenir, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Devenir, LLC (Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Lurie Besikof Lapidus
& Company, LLP

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

February 22, 2012

DEVENIR
WEALTH MANAGEMENT • CORPORATE SERVICES

February 27, 2012

Per Securities and Exchange Commission (SEC) Rule 17a-5, please find enclosed the Devenir, LLC (CRD#125968) 2011 Annual Audited Financial Report.

Please contact me should you have any questions regarding this report.

Sincerely,

Devenir, LLC
Eric J. Remjeske
President, CCO, CFO and Financial and Operations Principal

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

7701 FRANCE AVENUE SOUTH, SUITE 670
MINNEAPOLIS, MINNESOTA 55435
T :: 952.345.0300
F :: 952.345.0310
W :: WWW.DEVENIR.COM